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                 October 5, 2021

       James Allen
       Executive Vice President and Chief Financial Officer
       Forestar Group Inc.
       2221 E. Lamar Blvd.
       Suite 790
       Arlington, Texas 76006

                                                        Re: Forestar Group Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 1,
2021
                                                            File No. 333-259985

       Dear Mr. Allen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Patrick Costello at 202-551-8742 or Pam Long at 202-551-3765 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction